Exhibit (h)(3)

SCHEDULE B

FEES

FEE RATE (%)
Diversified Assets Portfolio	0.015%
Treasury Portfolio	0.015%
Tax-Exempt Portfolio	0.015%
Liquid Assets Portfolio	0.015%
U.S. Government Portfolio	0.015%
U.S. Government Select Portfolio	0.015%
Treasury Portfolio	0.015%
Prime Obligations Portfolio	0.015%

NORTHERN INSTITUTIONAL FUNDS		THE NORTHERN TRUST COMPANY

By:	/s/ Lloyd A. Wennlund	By:	/s/ Randal Rein
Name:	Lloyd A. Wennlund	Name:	Randal Rein
Title:	President	Title:	Senior Vice President

D-1